SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Rule 14d-100)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of The Securities Exchange Act of 1934

(Amendment No. 2)

SBA COMMUNICATIONS CORPORATION
(Name of Subject Company (Issuer))

SBA COMMUNICATIONS CORPORATION
(Name of Filing Person (Offeror))

Options to Purchase Class A Common Stock, Par Value $.01 Per Share, Having an Exercise Price Greater than $8.00 Per Share, under the SBA Communications Corporation 1996 Stock Option Plan, the SBA Communications Corporation 1999 Equity Participation Plan, and the SBA Communications Corporation 2001 Equity Participation Plan
(Title of Class of Securities)

783885106
(CUSIP Number of Class of Securities)

Jeffrey A. Stoops
President and Chief Executive Officer
SBA Communications Corporation
5900 Broken Sound Parkway NW
Boca Raton, Florida 33487
(561) 995-7670
(Name, address and telephone number of person authorized
to receive notices and communications on behalf of filing person)

Copy to:

Kara L. MacCullough, Esq.
Akerman, Senterfitt & Eidson, P.A.
One S.E. 3rd Avenue, 28th Floor
Miami, Florida 33131
(305) 374-5600

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee**
$1,847,126	$369.43

*
Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 3.0 million shares of Class A common stock of SBA Communications Corporation having an aggregate value of $1,847,126 will be exchanged pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes Option pricing model. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.

**	The filing fee was paid on May 20, 2002, when the Schedule TO was filed.

☐
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount	Previously Paid: Not applicable.

Form	or Registration No.: Not applicable.

Filing	party: Not applicable.

Date	filed: Not applicable.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check	the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1. ☒ issuer tender offer subject to Rule 13e-4. ☐ going-private transaction subject to Rule 13e-3. ☐ amendment to Schedule 13D under Rule 13d-2.

Check	the following box if the filing is a final amendment reporting the results of the tender offer. ☒

This Amendment No. 2 and Final Amendment to the Tender Offer Statement on Schedule TO, filed initially on May 20, 2002, pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Schedule TO”), as amended by Amendment No. 1 to the Schedule TO filed on May 23, 2002, relates to an offer by SBA Communications Corporation, a Florida corporation (“SBA”), to exchange all of its currently outstanding options to purchase Class A common stock having an exercise price greater than $8.00 per share that were issued under the SBA 1996 Stock Option Plan, the SBA 1999 Equity Participation Plan and the SBA 2001 Equity Participation Plan for replacement options to purchase Class A common stock that will be issued under the 2001 Equity Participation Plan on December 19, 2002. Options held by former employees, retirees and members of SBA’s board of directors were excluded from this offer. This offer was made subject to the terms and conditions set forth in the Offer to Exchange, a copy of which is attached to the Schedule TO as Exhibit (a)(1).

Item 4.    Terms of the Transaction.

Item 4 of the Schedule TO is hereby amended and supplemented as follows:

The Offer to Exchange expired at 5:00 p.m., Eastern Daylight Time, on Tuesday, June 18, 2002. Pursuant to the Offer to Exchange, SBA accepted for exchange options to purchase an aggregate of 1,854,484 shares of Class A common stock. Upon the terms and subject to the conditions set forth in the Offer to Exchange, on December 19, 2002, SBA will issue replacement options to purchase an aggregate of 1,236,328 shares of Class A common stock in exchange for the options surrendered pursuant to the Offer to Exchange.

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 2 to the Schedule TO is true, complete and correct.

SBA COMMUNICATIONS CORPORATION

By:	/s/ JEFFREY A. STOOPS
Jeffrey A. Stoops President and Chief Executive Officer

June 19, 2002

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